As filed with the Securities and Exchange Commission on September 18, 2000
                                                         Registration No. 333-

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM S-3
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933

                           NET PERCEPTIONS, INC.
           (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


          DELAWARE                                         41-1844584
(STATE OR OTHER JURISDICTION                            (I.R.S. EMPLOYER
     OF INCORPORATION OR                                 IDENTIFICATION
        ORGANIZATION)                                        NUMBER)



                          7700 FRANCE AVENUE SOUTH
                           EDINA, MINNESOTA 55435
                               (952) 842-5000
(ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                 REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              STEVEN J. SNYDER
                   PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           NET PERCEPTIONS, INC.
                          7700 FRANCE AVENUE SOUTH
                           EDINA, MINNESOTA 55435
                               (952) 842-5000
  (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA
                        CODE, OF AGENT FOR SERVICE)

                                 Copies to:
                              JOHN T. ROBERTS
                     VICE PRESIDENT AND GENERAL COUNSEL
                           NET PERCEPTIONS, INC.
                          7700 FRANCE AVENUE SOUTH
                           EDINA, MINNESOTA 55435
                               (952) 842-5000

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this registration statement becomes effective.
      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
      If this Form is a post-effective amendment filed pursuant to Rule
462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]



                      CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------

                                  PROPOSED         PROPOSED
 TITLE OF EACH                    MAXIMUM          MAXIMUM
     CLASS           AMOUNT       OFFERING         AGGREGATE      AMOUNT OF
OF SECURITIES TO      TO BE        PRICE           OFFERING      REGISTRATION
 BE REGISTERED     REGISTERED    PER SHARE (1)     PRICE (1)         FEE

------------------------------------------------------------------------------
COMMON STOCK,
 $0.0001 PAR        1,845,519        $13.53       $24,969,872     $6,592.00
VALUE PER
SHARE....
------------------------------------------------------------------------------


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, and based upon the average high and low prices on September 12, 2000, as reported on the Nasdaq National Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================


THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

              SUBJECT TO COMPLETION, DATED SEPTEMBER 18, 2000

PRELIMINARY PROSPECTUS

                              1,845,519 Shares

                           NET PERCEPTIONS, INC.

                                Common Stock

This prospectus relates to the public offering, which is not being underwritten, of up to 1,845,519 shares of our common stock which are held by or on behalf of some of our current stockholders named in this prospectus or their respective pledgees, donees, transferees or other successors in interest that receive these shares as a gift, partnership distribution or other non-sale related transfer. These stockholders received these shares in a private transaction in which we acquired all of the outstanding shares of Knowledge Discovery One, Inc. ("KD One").

The prices at which such stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

Our common stock is quoted on the Nasdaq National Market under the symbol "NETP." The last reported sale price of our common stock on the Nasdaq National Market on September 15, 2000 was $13.38 per share.

Our principal executive offices are located at 7700 France Avenue South, Edina, Minnesota 55435. Our telephone number at that location is (952) 842-5000.

      INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3 AND THE SECTIONS ENTITLED "RISK FACTORS" IN THE OTHER DOCUMENTS WE FILE WITH THE SECURITIES AND EXCHANGE COMMISSION THAT ARE INCORPORATED BY REFERENCE IN THIS PROSPECTUS FOR CERTAIN RISKS AND UNCERTAINTIES THAT YOU SHOULD CONSIDER.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is _______, 2000.



                             TABLE OF CONTENTS



RISK FACTORS.................................................................3
FORWARD-LOOKING STATEMENTS..................................................15
WHERE YOU CAN FIND MORE INFORMATION.........................................16
USE OF PROCEEDS.............................................................17
PLAN OF DISTRIBUTION........................................................17
SELLING STOCKHOLDERS........................................................20
LEGAL MATTERS...............................................................23
EXPERTS.....................................................................23


This prospectus is part of a registration statement that Net Perceptions filed with the Securities and Exchange Commission using a "shelf" registration process. You should rely only on the information contained or incorporated by reference in this prospectus and the registration statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information you should not rely on it. We are not, and neither the selling stockholders nor any other person are, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the securities covered by this prospectus. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.


                                RISK FACTORS

      An investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in and incorporated by reference in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.


                     RISKS ASSOCIATED WITH OUR BUSINESS

WE ARE AN EARLY-STAGE COMPANY AND WE EXPECT TO ENCOUNTER RISKS AND DIFFICULTIES FREQUENTLY ENCOUNTERED BY EARLY-STAGE COMPANIES IN NEW AND RAPIDLY EVOLVING MARKETS.

      We were founded in July 1996. We began shipping products in the first quarter of 1997. The market for our products is unproven and our limited operating history makes an evaluation of our future prospects very difficult. We will encounter risks and difficulties frequently encountered by early-stage companies in new and rapidly evolving markets. We may not successfully address any of these risks. If we do not successfully address these risks, we may not achieve profitability and we could suffer increased operating losses.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND DIFFICULT TO PREDICT. IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECREASE SIGNIFICANTLY.

      Our quarterly operating results have varied in the past and may vary significantly in the future. Because our operating results are volatile and difficult to predict, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts and investors. In this event, the market price of our common stock may decrease significantly.

      We cannot predict our future quarterly revenues with any degree of certainty for a variety of reasons, including because:

o we operate with a limited order backlog, and revenues in any quarter are substantially dependent on orders booked and shipped in that quarter;

o the market in which we compete is relatively new and rapidly evolving and has many new entrants;


o we expect that, for the foreseeable future, revenues will come from licenses to a small number of customers, so delays or cancellations of orders by a few customers can significantly impact revenues within a quarter;

o    our sales cycle varies substantially from customer to customer; and

o the timing of large orders can significantly affect revenues within a quarter.

o Historically, we have recognized a substantial portion of our revenues in the last month of a quarter, with these revenues frequently concentrated in the last two weeks of the quarter. Accordingly, we cannot predict our financial results for any quarter until very late in the quarter. A delay in an anticipated sale or revenue recognition near the end of a quarter can seriously harm our operating results for that quarter.

      Our expense levels are relatively fixed in the short term and are based, in part, on our expectations as to our future revenues. As a result, any delay in generating or recognizing revenues could cause significant variations in our operating results from quarter to quarter and could result in increased operating losses.

WE HAVE A HISTORY OF LOSSES AND EXPECT TO INCUR LOSSES IN THE FUTURE.

      We had net losses of $4.7 million in 1997, $5.0 million in 1998, $12.0 million in 1999 and $19.3 million (including $11.4 million of amortization of intangibles related to the acquisition of KD One) for the six months ended June 30, 2000. As of June 30, 2000, we had an accumulated deficit of $42.1 million. We have not had a profitable quarter and do not expect to have a profitable quarter in 2000 or 2001. We expect that our losses will continue to increase in 2000. We expect to continue to incur significant sales and marketing, research and development and general and administrative expenses. As a result of the KD One acquisition, we will continue to have substantial expenses associated with the amortization of goodwill and other intangible assets. We will need to generate significant additional revenues to achieve profitability. We may never achieve profitability. Although our revenues have grown in recent quarters, we do not believe that we can sustain these growth rates, or that these growth rates are indicative of future revenue growth rates.

A DECLINE IN THE PRICE OF, DEMAND FOR, OR MARKET ACCEPTANCE OF NET PERCEPTIONS FOR E-COMMERCE WOULD SERIOUSLY HARM OUR BUSINESS.

      We currently derive a substantial portion of our revenues from our Net Perceptions for E-commerce product. We anticipate that Net Perceptions for E-commerce will continue to account for a substantial portion of our revenues for the foreseeable future. Consequently, a decline in the price of or demand for Net Perceptions for E-commerce, or its failure to achieve broad market acceptance, would result in decreased revenues and increased operating losses.

WE FACE INTENSE COMPETITION AND, IF WE ARE UNABLE TO COMPETE SUCCESSFULLY, WE MAY BE UNABLE TO INCREASE OUR PRODUCT SALES AND MARKET SHARE.

      The market for our products is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Competitors vary in size and in the scope and breadth of the products and services offered.

      In the marketing of Net Perceptions for E-commerce, we primarily encounter competition from Andromedia (a division of Macromedia), Broadbase, E.piphany and Personify. Microsoft has acquired FireFly Network, a company with collaborative filtering technology and, as a result, we expect that we may encounter competition from Microsoft in the future. Other e-commerce platform providers such as Art Technology, Broadvision and IBM can be expected to make portions of our capability standard within their offerings.

      In the marketing of Net Perceptions for Marketing Campaigns, we primarily encounter competition from Xchange, Inc., Annuncio Software, Prime Response and Rubric, which was acquired by Broadbase. We expect that if we are successful in our strategy to leverage our technology into new vertical markets, we will encounter many additional, market-specific competitors. For example, RightPoint Software, acquired by E.piphany, is an established firm serving call centers that we have encountered in the marketing of Net Perceptions for Call Centers. In addition, because there are relatively low barriers to entry in the software market, we expect additional competition from other established and emerging companies as the Internet software market continues to develop and expand.

      In the marketing of Net Perceptions for Knowledge Management, we primarily encounter competition from Orbital Software, Autonomy and Tacit Knowledge Systems.

      In the marketing of our Knowledge Refinery and Retail Discovery Suite products acquired in the KD One acquisition, we primarily encounter competition from Brio, Seagate, Comshare, IBM and SAS. Our recently introduced Net Perceptions Intelligence for E-Commerce product competes with Accrue, E.piphany, Personify, Net Genesis and Web Trends. Our Net Perceptions Intelligence for Advertising solution has, to our knowledge, few if any direct competitors.

      In addition, we offer certain of our products on a hosted, or Application Service Provider (ASP), basis. Charges for ASP services vary for different service offerings, but generally include an initial set-up fee and a recurring monthly charge based on usage. We expect increasing competition from other network-based providers such as Cogit, Coremetrics and TriVida, which was acquired by Be Free.

      We believe that the principal competitive factors affecting our market include core technology, product features, product quality and performance, customer service and price. Although we believe that our products currently compete favorably with respect to such factors, our market is relatively new and is rapidly evolving. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

        Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with current and potential customers of ours, have extensive knowledge of our industry and are capable of offering a single-vendor solution. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products than we can. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Also, relationships with large systems integrators such as Andersen Consulting, PricewaterhouseCoopers and others are an important factor in successfully achieving widespread deployment of these solutions. Many of our competitors have such relationships in place today, and this may hinder our ability to gain equivalent access to systems integration resources. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of software industry consolidations. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share. We may not be able to compete successfully against current and future competitors.

THERE ARE NUMEROUS RISKS AND UNCERTAINTIES ASSOCIATED WITH OUR ACQUISITION OF KD ONE THAT MAY AFFECT THE PRICE OF OUR COMMON STOCK.

      If the costs associated with the acquisition of KD One ultimately exceed the benefits realized, we may experience increased losses and the market price of our common stock may decline.

      We cannot account for the acquisition of KD One as a pooling of interests. A significant portion of the purchase price for the acquisition will be allocated to goodwill and other intangible assets, which will be amortized by us over their estimated useful lives. As a result, we will record non-cash charges against our future operating results, which will adversely affect our reported financial results. We have recorded approximately $118.8 million in goodwill and other intangible assets in connection with the acquisition. We recorded related amortization expense on these intangibles of $7.6 million in the second quarter of 2000 and anticipate recording total amortization expense of $26.5 million in 2000, $30.4 million in 2001, $30.4 million in 2002, $28.0 million in 2003 and $3.5 million in the first quarter of 2004. The unamortized intangible asset balances are subject to quarterly realizability analysis under FAS 121 which could accelerate these amortization amounts. If the benefits of the KD One acquisition do not ultimately exceed the associated costs, we could continue to incur increased losses, or be required to write down some or all of the unamortized goodwill and other intangible assets.

      In addition, the market price of our common stock may decline as a result of the acquisition if the continued integration of Net Perceptions and KD One is unsuccessful, if we do not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts, or if the effect of the acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

      If we do not continue to integrate KD One's operations and personnel in a timely manner or effectively manage the combined company, the benefits of the acquisition may not be achieved and key personnel and customers may be lost.

      Achieving the benefits of our acquisition of KD One depends on the timely, efficient and successful execution of a number of events, including the continued integration of the operations and personnel of the two companies. The successful execution of these events involves considerable risk and ultimately may not be successful.

      In addition, current and prospective KD One employees may experience uncertainty about their future roles with us while our strategies with regard to KD One are being implemented, and since the completion of the KD One acquisition, a number of KD One employees, including certain senior managers, have ceased employment with us. This uncertainty may continue and may result in a loss of employees or may adversely affect KD One's ability to attract and retain key management, sales, marketing and technical personnel.

      If we do not successfully integrate KD One's technology, many of the potential benefits of the acquisition may not be realized.

      We intend to continue to integrate KD One's technology into our own products in addition to offering KD One's products separately. We may not be able to fully integrate KD One's technology. In order to fully realize the potential benefits of the acquisition, we must make KD One's technology, products and services operate together with our technology, products and services. We may be required to spend additional time or money on integration that would otherwise be spent on developing our products and services or other matters. If we do not integrate our technology effectively or if management and technical staff spend too much time on integration issues, we could experience increased operating expenses and the costs of the acquisition could exceed the benefits.

      If we fail to successfully cross-market our products and KD One's products, or to develop new products, we may be unable to increase or maintain our customer base or revenues.

      We have offered, and will continue to offer, our respective products and services to each other's customers. If these cross-marketing efforts are not successful, we will be unable to fully realize the potential benefits of the KD One acquisition. We are developing, and intend to continue to develop, new products and services that combine the knowledge and resources of both businesses. We cannot assure you that these integrated products or services will be successful. As a result, we may not be able to increase or maintain our customer base. To date, the companies have not thoroughly investigated the obstacles, including technological, market-driven or other obstacles, to developing and marketing these new products and services in a timely and efficient way. We may not be able to overcome these obstacles in developing new products and services.

OUR PRODUCTS HAVE A LENGTHY SALES CYCLE. AS A RESULT, IT IS DIFFICULT TO PREDICT THE QUARTER IN WHICH A SALE MAY OCCUR.

      We are one of the first companies to market real time personalization and precision marketing solutions. As a result, we must use significant resources to educate potential customers on the use and benefits of our products. In addition, we believe that the purchase of our products is relatively discretionary and involves a significant commitment of capital and other resources by a customer. As a result, it usually takes our sales organization several months to finalize a sale. This makes it difficult to predict the quarter in which a sale may occur.

OUR PRODUCTS HAVE A LENGTHY IMPLEMENTATION CYCLE. IN ADDITION, ONLY A LIMITED NUMBER OF OUR CUSTOMERS HAVE A DEPLOYED AND OPERATING APPLICATION THAT UTILIZES OUR PRODUCTS. AS A RESULT, WE CANNOT BE CERTAIN THAT OUR PRODUCTS WILL PERFORM AND BE RECEIVED AS WE EXPECT.

      The implementation, including application design and deployment, of our products requires a commitment of resources by our customers. The time required for implementation of our products has varied depending on the customer's application of the product. Additionally, implementation of Net Perceptions for E-commerce often does not begin until a customer otherwise undertakes to update its website.

      We have currently licensed one or more of our products to more than 200 customers. However, only a limited number of these customers have fully deployed an operating application that utilizes our products. Because most of our customers have not yet fully implemented and deployed our products, we cannot be certain that our products will:


o    perform as designed;

o    deliver the desired level of economic benefit to our customers;

o    meet the other expectations and needs of our customers;

o    achieve any significant degree of market acceptance; or

o perform to the level necessary to generate repeat customers and customer references.

      If implementation services performed by us constitute a significant part of a product sales transaction, we recognize a substantial portion of our revenues from the sales transaction upon the delivery of the implementation services. As a result, delays in service delivery could cause significant reduction in our license revenues and operating results for any particular period.

WE HAVE SEVERAL NEW PRODUCTS WHICH MAY NOT ACHIEVE MARKET ACCEPTANCE.

      We have announced during the last twelve months the commercial launch of the following new products:


o Net Perceptions for Marketing Campaigns, which is a solution designed to manage and personalize outbound promotional electronic mail campaigns;

o Net Perceptions for Knowledge Management, which applies our real time personalization capabilities to corporate intranets;

o Net Perceptions Recommendation Engine, which allows original equipment manufacturers to add our real time personalization capabilities to their existing applications;

o Intelligence for Advertising, which uses sophisticated analytical techniques to help retailers maximize the return they receive from newspaper circular advertising;

o Intelligence for E-commerce, which allows on-line retailers to make better marketing and merchandising decisions; and

o The Net Perceptions Personalization Network, which we sometimes refer to as the Network, which is an Application Services Provider, or "ASP", delivered business intelligence and personalized marketing service. The Network currently offers four channels: the Intelligence Channel, the Web Recommendation Channel, the Customer Acquisition Channel and the E-Mail Channel.

      These new products have not received any degree of market acceptance. There are significant risks inherent in product introductions such as these. These products may not address some or all of the needs of customers and may contain undetected errors or failures. A lack of necessary features or errors or failures in the products will likely result in loss or delay of market acceptance. We expect that our future financial performance will depend significantly on the successful sales, implementation and market acceptance of these new products which may not occur on a timely basis or at all.

      Our new products are subject to significant technical risks. We may fail to introduce or deploy new products on a timely basis, or at all. In the past, we have experienced some delays in the commencement of commercial shipments of our new releases and new products. These delays caused customer frustrations and delay or loss of product revenues. Some of our competitors currently offer products with features and functionality similar to those of some of our new products. In the past, we have also experienced delays in purchases of our products by customers anticipating our launch of new releases or new products. We could experience increased expenses or lost revenues if customers defer material orders in anticipation of new releases or new product introductions.

      The software products we offer are complex and may contain undetected errors or failures when first introduced, or as new versions are released. We have in the past discovered software errors in our new releases and new products after their introduction. We experienced delays in release and lost revenues during the period required to correct these errors. We may discover errors in new releases or new products after the commencement of commercial shipments, despite testing by our personnel and our current and potential customers. This may result in loss of or delay in market acceptance of our products, which could seriously impair our ability to achieve profitability.

IF WE FAIL TO GENERATE REPEAT OR EXPANDED BUSINESS FROM OUR CURRENT AND FUTURE CUSTOMERS, WE MAY BE UNABLE TO BUILD A CRITICAL MASS OF CUSTOMERS NECESSARY TO ACHIEVE INCREASED SALES AND MARKET SHARE.

      Our success is dependent on the continued growth of our customer base and the retention of our customers. We currently depend on a limited number of key, high-profile customers. Our ability to attract new customers will depend on a variety of factors, including the accuracy, scalability, reliability and cost-effectiveness of our products and services and our ability to effectively market such products and services. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. Many of our current customers initially purchase a limited license for our products and services for evaluation. If such evaluation is successful, the customer may purchase a license to expand the use of our products in its organization or license additional products and services. If we fail to generate repeat and expanded business from our current and future customers, we may be unable to build a critical mass of customers necessary to achieve increased sales and market share.

IF WE FAIL TO SUBSTANTIALLY EXPAND OUR DIRECT SALES OPERATIONS, WE MAY BE UNABLE TO INCREASE MARKET AWARENESS AND SALES OF OUR PRODUCTS AND SERVICES.

      Our products and services require a sophisticated sales effort targeted at the senior management of our prospective customers. As of June 30, 2000, our direct sales organization consisted of 81 employees. We plan to hire additional direct sales personnel. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. New hires will require extensive training and typically take several months to achieve productivity. We cannot be certain that our recent hires will be as productive as necessary. If we are unable to hire additional skilled sales personnel as needed, we may not be able to capture increased market share for our products and services.

IF WE CANNOT EXPAND OUR INDIRECT SALES CHANNEL, WE MAY BE UNABLE TO INCREASE OUR CUSTOMER BASE AND ACHIEVE PROFITABILITY.

      We intend to increase the proportion of our customers licensed through our indirect channel, which includes resellers, systems integrators and original equipment manufacturers. Our agreements with resellers are generally not exclusive and in many cases may be terminated by either party without cause. Many of these resellers do not have minimum purchase or resale requirements. In addition, many of these resellers carry product lines that are competitive with our product lines. These resellers may not give a high priority to the marketing of our products or may not continue to carry our products. They may give a higher priority to other products, including the products of competitors. We may not retain any of our current resellers or successfully recruit additional resellers. Events or occurrences of this nature could seriously impair our ability to increase our sales and market share. In addition, any sales through resellers will have lower gross margins than direct sales.

      We intend to increase sales through original equipment manufacturers. We are currently investing, and intend to continue to invest, resources to develop this sales channel. These investments could seriously harm our operating margins. We depend on our original equipment manufacturers' abilities to develop product enhancements or new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes. Our original equipment manufacturers may not effectively meet these challenges. These original equipment manufacturers:


o    are not within our control;

o may incorporate into their products the technologies of other companies in addition to or in place of our technologies; and

o    are not obligated, in some instances, to purchase our products.

      Our original equipment manufacturers may not continue to carry our products. In addition, any sales through original equipment manufacturers will have lower gross margins than direct sales. Our inability to recruit, or our loss of, important original equipment manufacturers could seriously impair our ability to increase our customer base and achieve profitability.

      We have established a sales force dedicated to the development of the indirect sales channel for our products. As of June 30, our indirect sales organization consisted of six employees. We plan to hire additional indirect sales personnel. Competition for qualified sales personnel is intense, and we might not be able to retain our existing personnel or hire and retain the kind and number of sales personnel we are targeting. New hires will require extensive training and typically take several months to achieve productivity. We cannot be certain that our recent hires will be as productive as necessary.

IF WE ARE UNSUCCESSFUL IN IMPROVING AND INCREASING THE SIZE OF OUR PROFESSIONAL SERVICES ORGANIZATION, WE MAY LOSE CURRENT CUSTOMERS OR BE UNABLE TO ATTRACT NEW CUSTOMERS.

      Customers that license our software typically engage our professional services organization to assist with support, training, consulting and implementation. We believe that growth in our product sales depends on our ability to provide our customers with these services and to educate resellers on how to use our products. From time to time, we receive customer complaints about the timeliness and accuracy of our customer support. We plan to add more customer support personnel in order to address current customer support needs. As of June 30, 2000, our professional services and customer support organization consisted of 72 employees. There are a limited number of people who have the skills needed to provide the services that our customers demand. Competition for qualified service personnel is intense. We cannot be certain that we can attract or retain a sufficient number of the highly-qualified service personnel that our business needs.

WE DEPEND ON INTERNATIONAL SALES AND, THEREFORE, OUR BUSINESS IS
SUSCEPTIBLE TO NUMEROUS RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

      Licenses and services sold to customers outside of the United States accounted for approximately 13% of our total revenues in 1998, 16% in 1999 and 26% for the six months ended June 30, 2000. We expect international revenues to account for a significant percentage of total revenues in the future, and we believe that we must continue to expand our international sales and marketing activities in order to be successful. To successfully expand international sales we must:


o    expand our international operations;

o    hire international personnel; and

o    recruit additional international resellers and systems integrators.

      This will require significant management attention and financial resources and could seriously harm our operating margins. We have very limited experience in marketing, selling, distributing and supporting our products and services internationally.

      International operations are generally subject to a number of other risks as well, including:


o expenses associated with customizing products and services for foreign countries;

o protectionist laws and business practices that favor local competition;

o    conflicting and changing governmental laws and regulations;

o    longer sales cycles;

o    difficulties in collecting accounts receivable;

o    foreign currency exchange rate fluctuations; and

o    political and economic instability.

      During the third quarter of 1999, we established operations in the United Kingdom. Also during the third quarter of 1999, we established operations in Japan through a joint venture that created Net Perceptions Japan. In the first half of 2000 we established operations in Singapore, Hong Kong and Germany. As of June 30, 2000, we had 24 employees located in Europe and three employees located in Asia (not including the employees of the joint venture in Japan). All other employees were located in North America.

      The acceptance and use of the Internet in international markets is in an earlier stage of development than in the United States, particularly the use of the Internet as a method for conducting commerce. If the Internet or electronic commerce fail to gain sufficient acceptance in international markets or we fail to further expand our international operations in a timely manner, we may be unable to generate sufficient revenues to cover our expenses related to international operations. In addition, we may fail to maintain or increase international market demand for our products.

IF OUR INTELLECTUAL PROPERTY IS NOT PROTECTED ADEQUATELY, WE MAY LOSE OUR COMPETITIVE ADVANTAGE IN THE MARKET.

      We are a technology company. Our success depends in large part on protecting our intellectual property, which is our most important asset. We rely upon a combination of trademark, copyright, patent and trade secret laws to protect our rights in our technology. We license our software and require our customers to enter into license agreements, which impose restrictions on our customers' ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets, including but not limited to requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to the source code for our software.

      We have nineteen pending United States patent applications. We also have license rights to two issued United States patents and one allowed United States patent application from the University of Minnesota. We have five pending foreign patent applications, but we have no issued foreign patents. It is possible that no patents will issue from the currently pending patent applications. It is also possible that our current patents and potential future patents may be invalid or unenforceable. It is also possible that any patent issued to us may not provide us with any competitive advantages. Moreover, we may not develop future proprietary products or technologies that are patentable, and the patents of others may seriously limit our ability to conduct our business. In this regard, we have not performed any comprehensive analysis of patents of others that may limit our ability to conduct our business.

      Our efforts to protect our proprietary rights may not succeed. Copyright and trade secret laws afford only limited protection for our proprietary rights in our software, documentation and other written materials. Unauthorized parties may be able to copy aspects of our products or to obtain and use information that we regard as confidential and proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. Our means of protecting our proprietary rights may not be adequate and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property. We may not be able to detect infringement or enforce our patent or other rights and, as a result, our competitive position in the market may suffer.

THIRD-PARTY INFRINGEMENT CLAIMS AGAINST US OR OUR TECHNOLOGY SUPPLIERS COULD RESULT IN DELAYS IN PRODUCT DEVELOPMENT, THE LOSS OF CUSTOMERS, OR COSTLY AND TIME-CONSUMING LITIGATION.

      There has been a substantial amount of litigation in the software industry regarding intellectual property rights. We have from time to time received claims that we are infringing third parties' intellectual property rights. It is possible that in the future third parties may claim that our current or potential future products infringe their intellectual property rights. We expect that software companies such as Net Perceptions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements in order to secure continued access to required technology. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. Claims of intellectual property infringement may also require us to pay significant damages or subject us to an injunction against the use of our products. Any successful claim of intellectual property infringement against us could have an immediate and significant impact on our ability to carry on our business and market our products.

      In addition, in all of our paid software license agreements, we generally indemnify our customers against losses attributable to intellectual property infringement by our software. Should a third party bring a suit against a customer alleging that the customer's use of our software infringes its intellectual property rights, we could incur substantial costs in defending and resolving the suit.

IF WE ARE UNABLE TO CONTINUE TO UTILIZE TECHNOLOGY LICENSED FROM THIRD PARTIES, WE MAY BE UNABLE TO CONDUCT OUR BUSINESS.

      We license technology from various third parties for integration into our products. Licenses to such third-party technology may not continue to be available to us on commercially reasonable terms. We may not be able to renew existing agreements or to license or develop alternative technology. If we cannot maintain license rights to key third-party software, develop similar technology or license similar technology from another source on a timely or commercially feasible basis, we may be unable to market our current products or develop new products in a timely manner.

IF WE ENGAGE IN FUTURE ACQUISITIONS, WE WILL INCUR A VARIETY OF COSTS AND MAY NEVER REALIZE THE ANTICIPATED BENEFITS OF THE ACQUISITION.

      If appropriate opportunities become available, we may attempt to acquire businesses, products or technologies that we believe are a strategic fit with our business. We currently have no commitments or agreements for any acquisitions. If we do undertake any transaction of this sort, the process of integrating an acquired business, product or technology may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of our business. Moreover, we may fail to realize the anticipated benefits of any acquisition. Future acquisitions could dilute existing stockholders' ownership interest in us and could cause us to incur debt, expose us to future liabilities and result in amortization expenses related to goodwill and other intangible assets.

OUR ABILITY TO INCREASE OUR CUSTOMER BASE AND OUR SALES DEPENDS ON THE CONTINUING CONTRIBUTION OF OUR KEY PERSONNEL AND OUR ABILITY TO ATTRACT, ASSIMILATE AND RETAIN OTHER HIGHLY QUALIFIED PERSONNEL.

      Our future success depends on the continued service of our senior management, product development and sales personnel. The loss of the services of one or more of our key personnel could seriously harm our ability to increase our customer base and sales. As of June 30, 2000, we had 369 employees. We do not carry any significant key person life insurance policies.

      Our future success also depends on our continuing ability to attract, hire, train and retain a substantial number of highly skilled managerial, technical, sales, marketing and customer support personnel. Competition for skilled personnel is intense, and we may fail to retain our key employees, or attract, assimilate or retain other highly qualified personnel in the future. If so, we may be unable to service our current customers, attract new customers and increase our sales.

      The market price of our common stock has been volatile and has fluctuated significantly in the past. To the extent this volatility and fluctuation continues, equity-based compensation policies and plans, which have historically been significant in our attracting, hiring and retaining highly skilled personnel, may not be as effective as in the past.

IN ORDER TO MANAGE OUR GROWTH AND EXPANSION, WE WILL NEED TO IMPROVE AND IMPLEMENT NEW SYSTEMS, PROCEDURES AND CONTROLS.

      We have recently experienced a period of significant expansion of our operations that has placed a significant strain upon our management systems and resources. In addition, we have recently hired a significant number of employees and plan to further increase our total headcount. Our headcount has increased from 14 at December 31, 1996 to 213 at December 31, 1999 to 369 at June 30, 2000. We may not be able to manage our growing operations effectively, and, as a result, we may have difficulty in retaining current, or attracting additional, employees.

      We have expanded, and plan to continue to expand, the geographic scope of our customer base and operations. This expansion has resulted and further expansion, if any, will continue to result in, substantial demands on our management resources. Our ability to compete effectively and to manage future expansion of our operations, if any, will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis, and expand, train and manage our employee work force.

WE MAY NEED TO RAISE ADDITIONAL CAPITAL THAT MAY NOT BE AVAILABLE ON REASONABLE TERMS, OR AT ALL.

      We believe we have sufficient cash and investments to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, or at all. If we raise additional funds through the issuance of equity or convertible debt, the percentage ownership of our stockholders will be reduced, and these newly issued securities may have rights, preferences or privileges senior to those of our existing stockholders, including investors purchasing shares in this offering. If we cannot raise funds as needed on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements.

FUTURE SALES OF OUR COMMON STOCK COULD DEPRESS ITS MARKET PRICE.

        If our stockholders sell substantial amounts of our common stock, or there is a belief that such sales could occur, the market price of our common stock could fall. These factors could also make it more difficult for us to raise funds through future offerings of common stock. As of August 31, 2000, we had outstanding 26,734,375 shares of common stock and options to acquire an aggregate of 3,189,719 shares of common stock, of which 2,059,369 were vested and exercisable. Substantially all of our outstanding shares, including shares covered by this prospectus, are freely tradeable and all shares acquired upon exercise of options will be freely tradeable. Those shares which are not freely tradeable may be resold publicly at any time, subject to the volume and other restrictions of Rule 144 under the Securities Act. If large numbers of these shares are sold over a short period of time, the price of our common stock could be adversely affected.

THE MARKET PRICE OF OUR COMMON STOCK MAY BE VOLATILE, WHICH COULD RESULT IN SUBSTANTIAL LOSSES FOR INDIVIDUAL STOCKHOLDERS.

        The market price for our common stock has been and is likely to continue to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond our control:


o    actual or anticipated variations in our quarterly operating results;


o announcements of new technological innovations, increased cost of operations or new products or services by us or our competitors;


o    changes in financial estimates by securities analysts;


o    conditions or trends in the Internet industry;


o changes in the economic performance and/or market valuations of other Internet companies;


o volatility in the stock markets, particularly with respect to Internet stocks, and decreases in the availability of capital for Internet-related businesses;


o announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;


o    additions or departures of key personnel;


o    sales of additional shares of common stock; and


o    potential litigation.

        From April 23, 1999 (the first day of public trading of our common stock), through September 15, 2000, the high and low sales prices for our common stock fluctuated between $66.50 and $9.75. On September 15, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $13.38. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources.

WE ARE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN COSTLY AND TIME-CONSUMING LITIGATION.

      Because our customers use our products for important applications such as electronic commerce, errors or defects in, or other performance problems with, our products could result in financial or other damages to our customers. Our customers could seek damages for losses from us. Although our license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. Any product liability claim brought against us, even if unsuccessful, would likely be time-consuming and costly, and potential liabilities could exceed our available insurance coverage.

OUR CURRENT REVENUE RECOGNITION PRACTICES MAY NEED TO CHANGE, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

      The American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition," in October 1997 and amended it by Statements of Position 98-4 and 98-9. However, full implementation guidelines for these standards have not yet been issued and there may be additional pronouncements issued in the future. Our current revenue accounting practices may need to change and such changes could seriously harm our future revenues and earnings.

PROVISIONS OF OUR CORPORATE CHARTER DOCUMENTS COULD DELAY OR PREVENT A CHANGE OF CONTROL.

      Various provisions of our certificate of incorporation and bylaws could have the effect of delaying or preventing a change in control and make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions, if used by our management, could negatively affect our stock price.

                RISKS ASSOCIATED WITH THE INTERNET INDUSTRY

OUR BUSINESS COULD BE SERIOUSLY IMPACTED BY PRIVACY AND SECURITY CONCERNS.

      Typically, our customers capture user preference and profile information each time a user interacts with the application utilizing our products or volunteers information in response to survey questions. Privacy concerns may cause users to resist providing the personal data necessary to support this profiling capability. Our customers generally have implemented security measures to protect customer data from unauthorized disclosure or interception by third parties. However, the security measures may not be effective against all potential security threats. If a breach of customer data security were to be publicized, our products may be perceived as less desirable, and our future sales negatively impacted. More importantly, even the perception of privacy and security concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten such concerns if users must be notified that the data captured after these interactions may be used by marketing entities to direct product promotion and advertising to that user. During the last twelve months, over 200 pieces of legislation have been proposed at the federal and state level that address some aspect of the Internet, including a number of bills that specifically address Internet privacy matters. Such proposed legislation indicates that some federal and state legislators believe that certain aspects of the Internet and e-commerce, including data privacy, are appropriate matters for regulation and review. Various other countries and political entities, such as the European Economic Community, have adopted legislation or regulatory requirements addressing issues, such as data privacy, that may directly impact some of our customers. If user privacy concerns are not adequately addressed or if restrictive legislation is adopted in the United States, our business could be seriously harmed and we could experience increased operating losses.

      Our products can use data captured with "cookies" to track demographic information and user preferences. A "cookie" is a bit of information keyed to a specific server, file pathway or directory location that is stored on a computer user's hard drive, possibly without the user's knowledge. Some countries have imposed laws limiting the use of cookies, and a number of Internet commentators, advocates and governmental bodies in the United States and other countries have proposed or urged passage of laws limiting or abolishing the use of cookies. If laws of this type are passed, our business could be adversely impaired and we could suffer increased operating losses. In addition, Internet users can, if they choose, configure their Web browsers to limit the collection of user data. If many Internet users choose to limit the collection of user data in this matter, or if major countries or regions adopt legislation or other restrictions on the use of customer data, our software would be less useful to our customers and market acceptance of our products could be adversely impacted.

IF WE DO NOT RESPOND TO RAPID TECHNOLOGICAL CHANGES, OUR PRODUCTS COULD BECOME OBSOLETE AND WE COULD LOSE OUR COMPETITIVE ADVANTAGE IN THE MARKET.

      The life cycles of our products are difficult to predict because the markets for our products are characterized by rapid technological change, changing customer needs, frequent new software product introductions and evolving industry standards.

      The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products obsolete and unmarketable. To be successful, we need to develop and introduce new software products and enhancements to existing products on a timely basis that:


o keep pace with technological developments and emerging industry standards; and

o    address the increasingly sophisticated needs of our customers.

     In addition, we may:


o fail to develop and market new products and enhancements to existing products that respond to technological changes or evolving industry standards;

o experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and enhancements to existing products; and


o fail to develop new products and enhancements to existing products that adequately meet the requirements of the marketplace or achieve market acceptance.

      If any of these events occur, we may be unable to compete successfully in the market for our products and services, and as a result, our business could fail.

THE GROWTH OF THE MARKET FOR OUR PRODUCTS AND SERVICES WOULD BE IMPAIRED IF THE USE OF THE INTERNET AND ELECTRONIC COMMERCE DO NOT GROW AS ANTICIPATED, AND THIRD PARTIES DO NOT CONTINUE TO DEVELOP AND IMPROVE THE INTERNET INFRASTRUCTURE.

      Our future revenues depend, in part, upon the increased acceptance and use of the Internet and other on-line services as a medium of commerce. Rapid growth in the use of the Internet, the Web and on-line services is a recent phenomenon. Acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt or continue to use the Internet and other on-line services as a medium of commerce. Demand and market acceptance for recently-introduced services and products over the Internet are subject to a high level of uncertainty and few proven services and products exist.

      In addition, the Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies and performance improvements. To the extent that the Internet continues to experience significant expansion in the number of users, frequency of use or bandwidth requirements, the infrastructure for the Internet may be unable to support the demands placed upon it. In addition, the Internet could lose its viability as a commercial medium due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity, or due to increased governmental regulation. Changes in, or insufficient availability of, telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally.

     The growth of the market for our products and services would be impaired if:


o use of the Internet, the Web and other on-line services does not continue to increase or increases more slowly than expected;

o the infrastructure for the Internet, the Web and other on-line services does not effectively support expansion that may occur; or

o the Internet, the Web and other on-line services do not become a viable commercial marketplace, which would inhibit the development of electronic commerce and of the need for our Net Perceptions for E-commerce product.

INCREASING GOVERNMENT REGULATION COULD LIMIT THE MARKET FOR OUR PRODUCTS AND SERVICES, WHICH COULD SERIOUSLY IMPAIR THE GROWTH OF OUR BUSINESS OR EXPOSE US TO UNANTICIPATED LIABILITIES.

      As Internet commerce evolves, we expect that federal, state or foreign governmental authorities will enact laws or adopt regulations covering issues such as user privacy, pricing, content and quality of products and services. If enacted, such laws, rules or regulations could limit the market for our products and services. Although many of these regulations may not apply to our business directly, we expect that laws regulating the solicitation, collection or processing of personal/customer information could indirectly affect our business.


                         FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated by reference herein contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:


o    our limited operating history;

o    our estimates for future revenue and profitability;

o    the progress of and delays in our product development;

o the market for our products and services and the status of our sales and marketing efforts;

o    changes in our product pricing policies;

o    the development of Internet markets;

o our estimates regarding our capital requirements and our needs for additional financing; and

o our ability to integrate recently acquired businesses or technologies and our strategy regarding future acquisitions.

      In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential" and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus.

      You should read this prospectus and the documents that we incorporate by reference in this prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.


                    WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our SEC filings are also available to the public from our web site at http://www.netperceptions.com or at the SEC's web site at http://www.sec.gov.

      The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.


(a) Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the SEC on March 30, 2000;

(b) Proxy Statement on Schedule 14A for the 2000 Annual Meeting of Stockholders filed with the SEC on April 6, 2000;

(c) Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed with the SEC on May 15, 2000;

(d) Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 filed with the SEC on August 11, 2000;

(e)  Current Report on Form 8-K filed with the SEC on February 22, 2000;

(f)  Current Report on Form 8-K/A filed with the SEC on April 21, 2000; and

(g) The description of Common Stock contained in the registration statement on Form 8-A (Registration No. 000-25781) filed April 15, 1999, including any amendments or reports filed for the purpose of updating such descriptions.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

            Investor Relations
            Net Perceptions, Inc.
            7700 France Avenue South
            Edina, Minnesota 55435
            (952) 842-5000

                              USE OF PROCEEDS

      We will not receive any of the net proceeds from the sale of the shares of Net Perceptions common stock offered hereby, all of which proceeds will be received by the selling stockholders.

                            PLAN OF DISTRIBUTION

      We are registering all 1,845,519 shares on behalf of certain selling stockholders. All of the shares included in this prospectus were issued by us in connection with our acquisition of KD One. We acquired all of the outstanding shares of KD One, and KD One is now our wholly-owned subsidiary. We will receive no proceeds from this offering. The selling stockholders named in the table below, or pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus (collectively, the "Selling Stockholders"), may sell the shares from time to time. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The sales may be made on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale or in the over-the-counter market or otherwise, at prices and at terms then prevailing, or at prices related to the then current market price, or in negotiated transactions. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers. The shares may be sold by one or more of, or a combination of, the following:


o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

o an exchange distribution in accordance with the rules of such exchange;

o ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

o    in privately negotiated transactions.

      To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

      The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The Selling Stockholders also may loan or pledge the shares to a broker-dealer. The broker-dealer may sell the shares so loaned, or, upon a default, the broker-dealer may sell the pledged shares pursuant to this prospectus. The Selling Stockholders also may transfer and donate the shares in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of the shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with the sale. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act in connection with sales of the shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. We are not aware of any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of shares by the Selling Stockholders. We are also not aware of any underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Stockholders.

      In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not simultaneously engage in market making activities with respect to our common stock for a period of up to five business days prior to the commencement of such distribution, subject to specified exceptions or exemptions. In addition, and without limiting the foregoing, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby.

      In connection with a particular offering or sale of the shares, or upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, if required, we will file a supplement to this prospectus. Such supplement will disclose any additional required information, including, to the extent applicable and so required:


o the name of each such Selling Stockholder and of the participating broker-dealer(s);

o    the number of shares involved;

o    the price at which such shares were sold;

o the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

o that such broker-dealer(s) did not conduct any investigation to verify the information included or incorporated by reference in this prospectus; and

o    other facts material to the transaction.

      We will bear all costs, expenses and fees in connection with the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

      The Selling Stockholders are under no obligation to sell all or any of the shares. The Selling Stockholders are not restricted as to the prices at which they may sell their shares and sales of such shares at less than the market price may depress the market price of our common stock.

      Pursuant to the registration rights agreement between the former stockholders of KD One and us, we agreed to indemnify the Selling Stockholders and their respective controlling persons against liabilities related to the registration statement of which this prospectus forms a part, including liabilities under the Securities Act, and the Selling Stockholders have agreed to indemnify us and our directors, officers and controlling persons against liabilities relating to information given to us in writing for use in connection with this registration, including liabilities under the Securities Act. The Selling Stockholders may also agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities under the Securities Act.



                            SELLING STOCKHOLDERS

      The following table sets forth the number of shares owned by the Selling Stockholders as of September 12, 2000. None of the Selling Stockholders has had a material relationship with Net Perceptions or its affiliates within the past three years other than as a result of the ownership of the shares or other securities of Net Perceptions or its affiliates or as a result of their employment with Net Perceptions as of the date of the closing of the acquisition of KD One. No estimate can be given as to the amount of shares that will be held by the Selling Stockholders after completion of this offering because the Selling Stockholders may offer all or some of the shares. The shares offered by this prospectus may be offered from time to time by the Selling Stockholders named below. A portion of the Selling Stockholders' shares are held in escrow under an escrow agreement entered into in connection with the acquisition of KD One, and are referred to below as the Escrow Shares. The Escrow Shares may not be sold until they are released from escrow, which will not occur until February 14, 2001, at the earliest.

                                                                       NUMBER OF        NUMBER OF
                                                    PERCENT OF            SHARES    ESCROW SHARES
                              NUMBER OF SHARES     OUTSTANDING    REGISTERED FOR   REGISTERED FOR
SELLING STOCKHOLDERS               OWNED             SHARES(1)    SALE HEREBY(2)    SALE HEREBY(3)
--------------------               -----             ---------    --------------    --------------
Chet Aitken                          751 (4)             *            751 (4)              126

Austin Ventures V Affiliates      18,582                 *         18,582                2,205
Funds, L.P.

Austin Ventures V, L.P.          371,426                 1.4      371,426               44,310

Jon Bayless                        1,402                 *          1,402                  168

Nathan Beach                         272 (4)             *            272 (4)               42

Brian Benton                         882                 *            882                  105

Ajay Bhargava                      1,665                 *          1,665                  546

David Boles                        4,107 (4)             *          4,107 (4)              588

Joe Bulger
                                   1,655                 *          1,655                  189

H. Berry Cash
                                  10,175                 *         10,175                1,218

Roger Castillo                       415                 *            415                   42

Centerpoint Venture Partners     424,922                 1.6      424,922               50,694
L.P.

Joseph Dalton                     37,819                 *         37,819                7,497

Mark Davis                         1,381                 *          1,381                  336

Paul Dehnert                      29,660                 *         29,660                4,725

John Dirvin                          701                 *            701                   84

Ron Dovich                         2,441                 *          2,441                  882

Estate of Joann Eisler               880                 *            880                  105

David Elliott                      2,453 (4)             *          2,453 (4)              294

Dietrich Erdmann                  19,094                 *         19,094                2,268

Peter Eppele                       6,673                 *          6,673                1,176

Wes Fox                            1,834                 *          1,834                  420

Fran Frazer                        9,249 (4)             *          9,249 (4)            1,113

Kent Fuka                           ----                 *           ----                  168

Coyne Gibson                       7,772 (4)             *          7,772 (4)            1,869

Jeff Goke                          3,991 (4)             *          3,991 (4)              483

Greg Goralski                      1,752 (4)             *          1,752 (4)              210

Kay Hackmann                       1,630                 *          1,630                  378

Karen Heath                        6,726 (4)             *          6,726 (4)            1,344

Barry Higgins                      2,804                 *          2,804                  336

Roger Hughes                       2,028                 *          2,028                  231

InterWest Investors VI, L.P.      11,072                 *         11,072                1,323

InterWest Partners VI, L.P.      388,858                 1.5      388,858               46,389

Lynn Keeling                       3,424                 *          3,424                  588

Sue Keller                            --                 *             --                   42

Meredith Koester                     276                 *            276                   84

Lee Kunkle                        16,123 (4)             *         16,123 (4)            1,932

Mary McCommon                         --                 *             --                   42

Mark McKnight                      1,051 (4)             *          1,051 (4)              126

Mary Mitchell                        701 (4)             *            701 (4)               84

Jean Nance                         1,402 (4)             *          1,402 (4)              168

John Overholt                     18,226                 *         18,226                2,184

Jackie Parker                        701 (4)             *            701 (4)               84

Phillips-Smith Specialty          39,927                 *         39,927                8,337
Retail Group III

Phoenix Leasing Incorporated       2,394                 *          2,394                  294

Nick Revezzo                         276                 *            276                   42

RHO Management Trust I           112,087                 *        112,087               15,057

Terry Rock                         1,731                 *          1,731                  294

Pam Saegert                           --                 *             --                   42

Larry Scroggins                      141                 *            141                   16

L.J. Sevin                        25,438                 *         25,438                3,045

Larry Steury                       4,831 (4)             *          4,206 (4)              504

Roger Sunshine                     1,314                 *          1,314                  378

John Thornton                      1,402                 *          1,402                  168

Frank Triolo                       4,012 (4)             *          4,012 (4)            1,008

Chien Tung                           623                 *            623                   63

Elaine Wetmore                    30,497 (4)             *          7,609 (4)              903

Larry Wikelius                    12,472 (4)             *         12,472 (4)            1,890

Linda Wozniak                      1,051                 *          1,051                  126

Mark Zuzanek                       3,907 (4)             *          3,907 (4)              588


--------------------
* Represents beneficial ownership of less than one percent.

(1)  Based on the number of shares outstanding on August 31, 2000.

(2) Assumes the sale of all shares of Net Perceptions common stock offered by the Selling Stockholders. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock divided, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of Net Perceptions' outstanding shares of common stock.

(3) Escrow Shares may not be sold until they are released from escrow, which will not occur until February 14, 2001, at the earliest.

(4) A portion of the shares held by this Selling Stockholder are subject to repurchase by us. Under the terms of the stock purchase agreement entered into by this Selling Stockholder in connection with the exercise of employee stock options, shares subject to repurchase may not be sold until our repurchase rights have lapsed.

                               LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for Net Perceptions by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts.

                                  EXPERTS

      The financial statements incorporated in this prospectus by reference to the annual report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.



                                  PART II

                   INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Net Perceptions in connection with the sale of common stock being registered. All amounts are estimates except for the SEC registration fee.

SEC Registration Fee..........$6,592
Legal Fees and Expenses.......35,000
Accounting Fees and Expenses..10,000
Printing Fees..................5,000
Transfer Agent Fees............5,000
Miscellaneous...............  10,000
                             -------
      Total................. $71,592
                             =======

ITEM 15.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Section 145 of the Delaware General Corporation law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article VII of our Amended and Restated Bylaws provides for mandatory indemnification of our directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Our Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, a director shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to us and our stockholders. This provision in our Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of laws, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      We have entered into Indemnification Agreements with our officers and directors which provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. We also maintain liability insurance for our directors and officers. Reference is also made to Section 1.10 of the Amended and Restated Investor Rights Agreement contained in Exhibit 4.1 hereto and
Section 1.10 of the Registration Rights Agreement contained in Exhibit 4.2 hereto, each indemnifying certain of our stockholders, including controlling stockholders, against certain liabilities.


ITEM 16.    EXHIBITS

2.1** Agreement and Plan of Merger, dated as of January 15, 2000, as amended February 3, 2000, by and among Net Perceptions, Inc., Kentucky Acquisition Corporation and Knowledge Discovery One, Inc.
4.1* Amended and Restated Investors' Rights Agreement, dated December 18, 1997, by and among Net Perceptions, Inc. and the investors and founders named therein, as amended.
4.2** Registration Rights Agreement, dated as of February 14, 2000, by and among Net Perceptions, Inc. and the stockholders named therein.
4.3*     Specimen common stock certificate.
5.1      Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
23.1     Consent of PricewaterhouseCoopers LLP.
23.2     Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in
         Exhibit 5.1).
24.1 Power of Attorney (included on the signature page of this registration statement).

* Incorporated by reference to Net Perceptions' Registration Statement on Form S-1 (Registration No. 333-71919).
** Incorporated by reference to Net Perceptions' Registration Statement on Form S-1 (Registration No. 333-31230).

ITEM 17.    UNDERTAKINGS

      The undersigned registrant hereby undertakes:


(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

      (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


                                 SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Edina, State of Minnesota, on this 18th day of September, 2000.

                            NET PERCEPTIONS, INC.

                            By:  /s/ Steven J. Snyder
                               ---------------------------------------
                                   Steven J. Snyder
                                   President and Chief Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that the persons whose signatures appear below constitute and appoint Steven J. Snyder, President and Chief Executive Officer, and Thomas M. Donnelly, Senior Vice President of Finance and Administration, Chief Financial Officer and Secretary, and each of them individually, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any and all amendments thereto, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitutes, may lawfully do or cause to be done by virtue thereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons on behalf of Net Perceptions, Inc. and in the capacities and on the dates indicated:

/s/ Steven J. Snyder         President, Chief Executive      September 18, 2000
----------------------       Officer and Director
    Steven J. Snyder         (Principal Executive Officer)

/s/ Thomas M. Donnelly       Senior Vice President of        September 18, 2000
-----------------------      Finance and Administration,
    Thomas M. Donnelly       Chief Financial Officer and
                             Secretary (Principal
                             Financial and Accounting
                             Officer)

/s/ John T. Riedl            Chief Scientist and Director    September 18, 2000
------------------------
    John T. Riedl

/s/ Douglas J. Burgum        Director                        September 18, 2000
------------------------
    Douglas J. Burgum

/s/ William Lansing          Director                        September 18, 2000
------------------------
    William Lansing

/s/ Ann L. Winblad           Director                        September 18, 2000
------------------------
    Ann L. Winblad




                             INDEX TO EXHIBITS

Exhibit Number        Exhibit Title
--------------        -------------
2.1**                 Agreement and Plan of Merger, dated as of January 15, 2000, as amended February 3, 2000, by and among Net Perceptions,
                      Inc., Kentucky Acquisition Corporation and Knowledge
                      Discovery One, Inc.

4.1*                  Amended and Restated Investors' Rights Agreement, dated
                      December 18, 1997, by and among Net Perceptions, Inc. and the investors and founders named therein, as amended.

4.2**                 Registration Rights Agreement, dated as of February 14,
                      2000, by and among Net Perceptions, Inc. and the stockholders named therein.

4.3*                  Specimen common stock certificate.

5.1                   Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.

23.1                  Consent of PricewaterhouseCoopers LLP.

23.2                  Consent of Skadden, Arps, Slate, Meagher & Flom LLP
                      (included in Exhibit 5.1).

24.1 Power of attorney (included on the signature page of this registration statement).


* Incorporated by reference to Net Perceptions' Registration Statement on Form S-1 (Registration No. 333-71919).
** Incorporated by reference to Net Perceptions' Registration Statement on Form S-1 (Registration No. 333-31230).